November 22, 2006
Mr. Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
We acknowledge receipt of your letter dated November 8, 2006, received via fax that same date. Included below are our responses to your comments regarding response letter dated August 8, 2006.
Form 10-K for the Year Ended December 31, 2005
2005 Annual Report
Consolidated Financial Statements
Note 21 — Retained Interests on Transfer of Financial Assets — page P93
1.	We note your response to comment four from our letter dated July 25, 2006. Please describe in detail the methodologies used and sources consulted to determine the initial value of your interest-only strips. To the extent that you relied upon different methodologies or sources of information for subsequent fair value determinations as compared to those used to determine initial fair value, please compare and contrast the nature of the sources used and explain why different sources were used. For example, it appears from your response that third party valuation firms were used to validate prepayment assumptions for subsequent IO fair value determinations but not for the initial IO fair value determinations.
Management Comments:
Popular, Inc.’s (“the Corporation”) methodology and approach to determine the initial fair value of retained interests in securitizations (internal-based valuation) is the same as the one utilized to perform subsequent fair value determination. The assumption set for making fair value determinations is periodically refined, based on the same framework, as data is updated, accumulated and analyzed, tools utilized for analysis become more sophisticated and market conditions change. The Corporation relies on both internal and external data sources to determine the economic assumptions utilized in determining fair value.
The Corporation initially determines the fair value of the interest-only strips (“IOs”) for each securitization transaction by calculating the present value of projected future cash flows accruing to the

IO and then updates this determination on a periodic basis. In all cases, the Corporation makes assumptions relying on different sources to determine prepayment rates, future interest rates, discount rates, and credit losses to estimate fair value.
o	Prepayment rates on loan collateral are estimated by product types (Fixed Rate and Adjustable Rate Mortgages (“ARMs”)) by analyzing internal loan collateral prepayment performance and prepayment data obtained from research reports and publications provided by industry participants.

o	Discount rates, for both IOs and mortgage servicing rights (“MSRs”), utilized to capitalize expected cash flows are determined based on the inherent risk associated with the specific (IO and MSR) cash flow stream and rates of return observed in the capital markets for instruments with similar cash flow characteristics.

o	Future interest rates are projected from a forward yield curve at the time of initial valuation. The curve is obtained from nationally recognized market data service providers such as Bloomberg.

o	Credit losses are estimated by utilizing an industry standard predictive credit performance model and allocated over the expected life of the collateral by utilizing a default curve developed by a nationally recognized credit rating agency. Credit losses are determined for the major product types (i.e. Fixed Rate and ARMs) in the collateral pool being securitized and are calibrated by analyzing actual loss experience realized by the Corporation to that projected by the model for the same type of collateral.
During the second quarter of 2005, the Corporation retained a third party valuation firm to enhance the IO valuation process by providing an additional benchmark. Management felt this was a prudent measure because of the growth in size of this asset and given the high level of judgment required to value IOs. The third party valuation firm provides an estimate of the fair value of the IOs based on their own internally developed economic set of assumptions (the external-based valuation). The Corporation receives the third party analysis on a quarterly basis, utilizes it as a benchmark to evaluate the adequacy of its cash flow model and the reasonableness of the assumptions and fair value estimates developed internally for the internal-based valuation. The external-based valuations are analyzed and assumptions are evaluated and incorporated in the internal-based valuation model when deemed appropriate and agreed upon by management. The Corporation currently intends to continue to use the third party valuation firm to provide this additional benchmark with respect to the valuation of IOs in connection with the preparation of its financial statements. For practical purposes, the benchmarking from the third party will not be used to record initial IO valuations but will always be obtained before a fiscal period end.

2.	As a related matter, please tell us the specific facts and circumstances that led to the timing of the change to your model of prepayments on adjustable rate mortgages during the second quarter of 2006. Please tell us why the new model was not implemented in conjunction with the third quarter 2005 prepayment level and discount rate assumption changes.
Management comments:
The changes in some assumptions, like the changes made during the third quarter of 2005 and the second quarter of 2006, are the result of refinement of the assumption set, based on the same framework currently utilized. As previously mentioned, the Corporation also uses the services of a third party valuation firm to benchmark the fair value of the IOs on a quarterly basis.
Specifically, for the second quarter of 2006, three assumption changes were made based on changes in market conditions in the non-prime mortgage market during the first half of 2006 and additional data obtained both from external sources and historical information of our collateral. The changes made and factors considered in support of the changes are outlined below:
a.	The discount rate was increased from 14% to 16% for MSRs and from 15% to 17% for IOs. The discount rates utilized for MSRs and IOs for the three prior quarters, including the third quarter of 2005, had been 14% and 15% respectively. MSR and IO cash flows are capitalized by the Corporation at a rate commensurate to the risk associated with those cash flows and rates of return observed in the market for instruments that exhibit similar cash flow characteristics. Given the increase in observed rates of return for risk free securities and a correspondent increase in discount rates observed in the market for MSRs, the Corporation decided it was appropriate to increase its discount rate assumption for MSRs from 14% to 16%. This change was consistent with a discount rate change made by the third party valuation firm as part of the valuation services performed during the second quarter of 2006 in which the discount rate was increased to 16% for MSRs after enhancing their methodology to allow for more granular analysis based on the segmentation of the collateral by credit scores.

The market for residual cash flows interests (IOs) is limited and relatively illiquid. As such the derived discount rate is specific to the owner of the investment. Given the increase in risk free rates of return, the increase in the discount rate utilized for MSRs and other internal factors and qualitative market observations, the Corporation decided it was appropriate to increase the discount rate utilized to capitalize residual cash flows to 17%.

b.	A vectored prepayment curve was implemented during the second quarter of 2006 as opposed to a straight line 35% CPR prepayment estimate after the completion of an analysis of the behavior of the collateral. Management felt that this change, supported by static pool analysis of the loan collateral, better reflects actual loan prepayment behavior than the straight line assumption utilized previously because it more accurately captures prepayment rate volatility, especially in the first 24 months.

c.	The assumption utilized to determine the timing of when credit losses in a particular pool of loans begin to be realized was changed from 9 to 13 months. The loss timing model previously utilized by the Corporation assumed that credit losses start to be realized after an aging period of 9 months. The monthly allocation “timing” of cumulative losses in the model is derived using a default curve developed by a nationally recognized credit rating agency as a basis for timing credit loss realization. Additionally, the Corporation applied the 9 month delay on a “point in time” basis. Essentially, losses started in the 10th model month from current, regardless of the age of the securitization. In the second quarter of 2006, the Corporation completed an analysis of historical loss timing using historical activity from Popular Financial Holdings securitizations completed during 2003 through 2005. This analysis showed that losses, of a measurable amount, generally start being realized after an aging period of approximately 13-15 months. As a result, beginning in the second quarter of 2006, the Corporation began using a 13 month aging period to better reflect historical loss timing experience. The 13 month delay period is age adjusted within the model which ensures that re-valuations are advancing the point in time delay in the valuation.
The Corporation periodically reviews and scrutinizes the assumptions used, and modeling methodologies utilized. From time to time, as information becomes available, suggestions regarding assumptions and changes are made which may provide greater transparency to the valuation. Refinements to assumptions, as well as model mechanics, are typical in the on-going modeling process. As such, enhancements to the estimation process are to be expected in the normal assumption development process.
Popular, Inc. acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana González, Senior Vice President and Corporate Comptroller, at 787-763-3258.
Sincerely,

/S/ Jorge A. Junquera Jorge A. Junquera
Senior Executive Vice President
and Chief Financial Officer

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